ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 21, 2019	Keith MacLeod T +1 617 951 7475 keith.macleod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Emerging Markets
Local Currency Bond Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on June 17, 2019, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 65 to its registration statement and the Fund’s responses to comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission on May 21, 2019. PEA No. 65 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on March 15, 2019 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect revisions in response to the Staff’s comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

A summary of the comments made by the Staff on June 17, 2019 and the Trust’s responses thereto are set forth below.

Prospectus

1.

Comment:   The Staff notes the following change to the definition of “private emerging market issuers” that the Fund’s response to Comment 5 in its comment response letter dated June 14, 2019 said would be made in the 485(b) Filing. The Staff believes that, per the requirements of Rule 35d-1(a)(3)(ii) under the Investment Company Act of 1940, as amended, the Fund should disclose the specific criteria by which it assesses an issuer’s “principal country risk.”

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Private emerging market issuers include non-governmental issuers organized under the laws of or domiciled in an emerging market country, issuers with their principal places of business or corporate headquarters located in an emerging market country, or issuers where the Adviser ~~has determined are emerging market issuers based on a consideration of a number of qualitative factors, including the relative importance of emerging markets to the issuer’s business, including the issuer’s profits, revenues, EBITDA, cash flow, assets, and/or future potential growth.~~considers the principal country risk of such issuer to stem from one or more emerging market countries.

Response:   The Fund respectfully notes that it does not intend to invest in a certain country or countries or a geographic region. To the extent Rule 35d-1 applies to the Fund, the Fund believes that Rule 35d-1(a)(2) and not Rule 35d-1(a)(3) would be the relevant provision. Accordingly, no requirement to disclose specific criteria used by the Fund to select investment in a particular country or countries or geographic region applies to the Fund. Nonetheless, the Fund intends to add the following disclosure in the 485(b) Filing in response to the Staff’s comment:

Private emerging market issuers include non-governmental issuers organized under the laws of or domiciled in an emerging market country, issuers with their principal places of business or corporate headquarters located in an emerging market country, or issuers where the Adviser considers the principal country risk of such issuer to stem from one or more emerging market countries. In assessing an issuer’s principal country risk, the Adviser will consider one or more factors it considers significant in assessing the risk of an investment in the issuer. Those factors will typically include one or more of the following: the source of an issuer’s earnings, revenues, EBITDA, cash flow, or assets.

The Fund notes that the specificity of this language would, in its view, also be sufficient to meet the requirements of Rule 35d-1(a)(3), even if it were to apply.

2.

Comment:   The Staff restates Comment 4 in the comments it made on April 15, 2019: please revise the Principal Investment Strategies disclosure provided pursuant to Item 4(a) of Form N-1A so that it is a summary version of the corresponding disclosure provided pursuant to Item 9(a) of Form N-1A.

Response:   The Fund respectfully declines to make further changes at this time.

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We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc:	Adam D. Rossetti, Esq.
Timothy W. Diggins, Esq.
Jeremy C. Smith, Esq.